Exhibit 99.7

Data as of March 31, 2006	Shares	Shareholders
Total Shares	1,731,969
Treasury	240,795
CEDE	802,496
NOBOs	335,424
OBOs	467,072
Individual SHs[1]& NOBOs	1,024,102	1,221

To estimate the cash outlay of a 1 for 125 reverse split and then a 125 for 1 forward split, we first identified the approximate amount for individual shareholders and NOBOs:

▪	Purchase approximately 28,851 shares at $39.00[2] per share = $1,125,189
(28,851/ 1,024,102) = 2.82%

▪	Eliminate approximately 523 out of 1,221 shareholders.

Applying the same composition ratio to OBOs, we estimate the following:

▪	Purchase approximately 13,171 shares (2.82% of 467,072) at $39.00[2] per share = $513,669

Total Cash Outlay = $1,638,858

If Northway decides to pay cash for fractional shares to shareholders with over 125 shares, we estimate the following to be paid to individual shareholders and NOBOs with over 125 shares (1,221-523 = 698):

▪	Assuming the remaining holders each have a .9 fractional share remaining, Northway will need to purchase approximately 78,525 shares at $39.00[2] per share = $3,062,475
(.9 * 698 * 125 = 78,525)

Total Cash Outlay for Worst Case Reverse Split = $4,701,333

Total Cash Outlay for Reverse Split plus Forward Split = $1,638,858

1- Individual shareholders are defined as shareholders that do not hold shares in street name.
2 - Assumes shares are repurchased at an 18.18% premium, based on the 1/19/07 closing price of $33.00.